As filed with the Securities and Exchange Commission on May 17, 2005

Registration No. 333-123549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

RADIANT SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

Georgia	11-2749765
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3925 Brookside Parkway

Alpharetta, Georgia 30022

(770) 576-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John H. Heyman

Chief Executive Officer

3925 Brookside Parkway

Alpharetta, Georgia 30022

(770) 576-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kenneth L. Mooney, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E., Suite 3100

Atlanta, Georgia 30309

(404) 815-3703

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

2,353,846 Shares

RADIANT SYSTEMS, INC.

Common Stock

This is a resale of outstanding shares of our common stock by the selling shareholders named in this prospectus. The shares covered by this prospectus were issued by us as consideration in our acquisition of Aloha Technologies, and are being offered for resale by the former shareholders of Aloha.

Our common stock is quoted on the Nasdaq National Market under the symbol “RADS.” On May 18, 2005, the last reported sale price for our common stock, as reported on Nasdaq, was $             per share.

The selling shareholders will sell their shares as described in the “Plan of Distribution” section of this document. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 19, 2005

(i)

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the SEC relating to the shares of our common stock being offered. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered. The registration statement can be read at the SEC web site or at the SEC Public Reference Room mentioned under the heading “Where You Can Find More Information.”

When acquiring any of the securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. Neither we nor any selling shareholders have authorized anyone to provide you with different information. The securities are not being offered in any state where the offer would be prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of the respective document.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” or similar references mean Radiant Systems, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at www.sec.gov.

We have filed a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock being offered. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference the following documents previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	Our Current Reports on Form 8-K filed on April 6, 2005 and April 18, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on January 27, 1997 under Section 12 of the Securities Exchange Act of 1934, including all amendments and reports updating that description.

Any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the completion of this offering shall also be deemed to be incorporated by reference into this prospectus. Any information incorporated by reference will be modified or superseded by any information contained in this prospectus or in any other document filed later with the SEC which modifies or supersedes such information. Any information that is modified or superseded will become a part of this prospectus as the information has been so modified or superseded.

We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Melissa Coley, Investor Relations, Radiant Systems, Inc., 3925 Brookside Parkway, Alpharetta, Georgia 30022, telephone number (770) 576-6000.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the documents incorporated by reference in this prospectus, before deciding to invest in our common stock.

In addition to the other information contained in this Report, the following risks should be considered carefully in evaluating Radiant and its business.

We have generated operating losses in the past and an investment in our common stock is extremely speculative and involves a high degree of risk.

We anticipate that completing our products under development, and marketing existing products and new releases will require additional ongoing expenditures, while the majority of our revenues are not guaranteed. Accordingly, an investment in our common stock is extremely speculative in nature and involves a high degree of risk.

Our revenues are significantly concentrated in the convenience store and the hospitality and food service markets and the demand for our products and services in these markets could be disproportionately affected by instability or a downturn in either market. In the convenience store market, we are highly dependent on a limited number of clients, the loss of one or more of which could have a material adverse effect on our business, operating results and financial condition.

Approximately 35.6% of our total revenues for the three months ended March 31, 2005 and approximately 40.1%, 55.3% and 60.0% of our total revenues for the years ended December 31, 2004, 2003 and 2002, respectively, were attributed to the convenience store market and approximately 53.5% of our total revenues for the three months ended March 31, 2005 and approximately 43.9%, 20.8% and 19.4% of our total revenues for the years ended December 31, 2004, 2003 and 2002, respectively were attributed to the hospitality and food service market. The hospitality and food service and convenience store markets are affected by a variety of factors, including global and regional instability, governmental policy and regulation, natural disasters, consumer buying habits, consolidation in the petroleum industry, war and general economic conditions. Adverse developments in either market could materially and adversely affect our business, operating results and financial condition. In addition, we believe the purchase of our products is relatively discretionary and generally involves a significant commitment of capital, because purchases of our products are often accompanied by large scale hardware purchases. As a result, although we believe our products can assist food service operators and convenience stores in a competitive environment, demand for our products and services could be disproportionately affected by instability or downturns in the hospitality and food service market and/or convenience store market which may cause clients to exit the industry or delay, cancel or reduce planned for information management systems and software products.

During the three months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, approximately 18.7%, 23.5%, 25.6% and 29.9%, respectively, of our revenues were derived from five convenience store clients. The loss of one or more of these clients could have a material adverse effect on our business, operating results and financial condition.

We may be required to defer recognition of revenues on our software products, which may have a material adverse effect on our financial results.

We may be required to defer recognition of revenues for a significant period of time after entering into a license agreement for a variety of reasons, including:

•	transactions that include both currently deliverable software products and software products that are under development or other undeliverable elements;

•	transactions where the client demands services that include significant modifications, customizations or complex interfaces that could delay product delivery or acceptance;

•	transactions that involve acceptance criteria that may preclude revenue recognition or if there are identified product-related issues, such as performance issues; and

•	transactions that involve payment terms or fees that depend upon contingencies.

Because of the factors listed above and other specific requirements under generally accepted accounting principles (“GAAP”) for software revenue recognition, we must have very precise terms in our license agreements in order to recognize revenue when we initially deliver software or perform services. Although we have a standard form of license agreement that meets the criteria under GAAP for current revenue recognition on delivered elements, we negotiate and revise these terms and conditions in some transactions. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes result in deferred revenue recognition well after the time of delivery or project completion.

Our failure to effectively manage our growth could have a material adverse effect on our business, operating results and financial condition.

The growth in the size and complexity of our business and the expansion of our product lines and client base may place a significant strain on our management and operations. An increase in the demand for our products could strain our resources or result in delivery problems, delayed software releases, slow response time, or insufficient resources for assisting clients with implementation of our products and services, which could have a material adverse effect on our business, operating results and financial condition. We anticipate that continued growth, if any, will require us to recruit, hire and assimilate a substantial number of new employees, including consulting, product development, sales and marketing personnel.

Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force, particularly our direct sales force and consulting services organization. There can be no assurance that we will be able to manage any future growth, and any failure to do so could have a material adverse effect on our business, operating results and financial condition.

We may be unable to find suitable acquisition candidates and may not be able to successfully integrate businesses that may be acquired into our operations.

As part of our operating history and growth strategy, we have acquired other businesses. In the future, we may continue to seek acquisition candidates in selected markets and from time to time we engage in exploratory discussions with suitable candidates. There can be no assurance, however, that we will be able to identify and acquire targeted businesses or obtain financing for such acquisitions on satisfactory terms. The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. In particular, the integration of acquired technologies with our existing products could cause delays in the introduction of new products. In connection with future acquisitions, we may incur significant charges to earnings as a result of, among other things, the write-off of purchased research and development. Future acquisitions may be financed through the issuance of common stock, which may dilute the ownership of our shareholders, or through the incurrence of additional indebtedness. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions or making suitable acquisitions unattainable.

Our revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter which could negatively affect the trading price of our common stock.

Our revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter. These fluctuations can adversely affect our business and the market price of our stock. License revenues in any quarter depend substantially upon our total contracting activity and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. Our contracting activity is difficult to forecast for a variety of reasons, including the following:

•	a significant portion of our license agreements are typically completed within the last few weeks of the quarter;

•	our sales cycle is relatively long and varies as a result of our expanding our product line and broadening our software product applications to cover a client’s overall business;

•	the size of license transactions can vary significantly;

•	the possibility that economic downturns are characterized by decreased product demand, price erosion, technological shifts, work slowdowns and layoffs may substantially reduce contracting activity;

•	clients may unexpectedly postpone or cancel anticipated system replacement or new system evaluations due to changes in their strategic priorities, project objectives, budgetary constraints or company management;

•	client evaluations and purchasing processes vary significantly from company to company, and a client’s internal approval and expenditure authorization process can be difficult and time consuming, even after selection of a vendor;

•	changes in our pricing policies and discount plans may affect client purchasing patterns;

•	the number, timing and significance of our and our competitors’ software product enhancements and new software product announcements may affect purchase decisions; and

•	the introduction of new research and development projects requires us to increase significantly our operating expenses to fund greater levels of product development and to develop and commercialize additional products and services. To the extent that such expenses precede or are not subsequently followed by increased revenues, our business, results of operations and financial condition may be materially and adversely affected.

In addition, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, our net income is likely to be disproportionately adversely affected.

Due to all of the foregoing factors, in some future quarters our operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would likely be materially and adversely affected.

We are highly dependent on a limited number of clients, the loss of one or more of which could have a material adverse effect on our business.

We sell systems and services to a limited number of large clients. During the three months ended March 31, 2005 and the year 2004, approximately 22.2% and 26.1%, respectively, of our revenues were derived from five clients while, during 2003 and 2002 approximately 28.9% and 32.7%, respectively, of our revenues were derived from five clients. There can be no assurance that the loss of one or more of these clients will not have a material adverse effect on our business, operating results and financial condition.

We have traditionally depended on our installed client base for future revenues from services and licenses of other products. If existing clients fail to renew their maintenance agreements, our revenues could decrease. The maintenance agreements are generally renewable annually at the option of the clients and there are no mandatory payment obligations or obligations to license additional software. Therefore, current clients may not necessarily generate significant maintenance revenues in future periods. In addition, clients may not purchase additional products or services. Any downturn in software license revenue could result in lower services revenues in future quarters.

Our success will depend on our ability to develop new products and to adapt to rapid technological change.

We have a substantial ongoing commitment to research and development. In this regard, we are currently designing, coding and testing a number of new products and developing expanded functionality of our current products that will be important for us to remain competitive. The types of products that we sell are subject to rapid and continual technological change. Products available from us, as well as from our competitors, have increasingly offered a wider range of features and capabilities. We believe that in order to compete effectively in selected vertical markets, we must provide compatible systems incorporating new technologies at competitive prices. There can be no assurance that we will be able to continue funding research and development at levels sufficient to enhance our current product offerings or will be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of clients. There can also be no assurance that we will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in our existing markets or that our new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of our products in new markets, nor can there be any assurance as to the success of our penetration of these markets, or to the revenue or profit margins with respect to these products. Our inability, for any reason, to develop and introduce new products and product enhancements in a timely manner in response to changing market conditions or client requirements could materially adversely affect our business, operating results and financial condition.

In addition, we strive to achieve compatibility between our products and retail systems we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving such compatibility. Any failure by us to anticipate or respond adequately to technology or market developments could materially adversely affect our business, operating results and financial condition.

We operate in a highly competitive market and can make no assurance that we will be able to compete successfully against our current or future competitors.

The market for retail information systems is intensely competitive. We believe the principal competitive factors in such market are product quality, reliability, performance and price, vendor and product reputation, financial stability, features and functions, ease of use and quality of support and degree of integration effort required with other systems. A number of companies offer competitive products addressing certain of our target markets. In addition, we believe that new market entrants may attempt to develop fully integrated systems targeting the retail industry. In the market for consulting services, we compete with various systems integrators. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, operating results and financial condition.

Additionally, we compete with a variety of hardware and software vendors. Some of our competitors may have advantages over us due to their significant worldwide presence, longer operating and product development history, and substantially greater financial, technical and marketing resources. If competitors offer more favorable payment terms and/or more favorable contractual implementation terms or guarantees, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes would be likely to reduce margins.

Our increased investment in the international market could expose us to risks in addition to those experienced in the United States.

Our international revenues represented 18.5%, or $6.9 million, during the three months ended March 31, 2005 and 17.3%, or $23.3 million of our total revenues in 2004 and we continue to invest in expanding our international operations. The global reach of our business could cause us to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in domestic locations. The following factors, among others, present risks that could have an adverse impact on our business operating results and financial condition:

•	we may be unable to replicate our previous international revenues;

•	conducting business in currencies other than United States dollars subjects us to currency controls and fluctuations in currency exchange rates. We may be unable to hedge the currency risk in some transactions because of uncertainty or the inability to reasonably estimate our foreign exchange exposure;

•	increased cost and development time required to adapt our products to local markets;

•	lack of experience in a particular geographic market;

•	legal, regulatory, social, political, labor or economic conditions in a specific country or region, including loss or modification of exemptions for taxes and tariffs, and import and export license requirements; and

•	operating costs in many countries are higher than in the United States.

The loss of key personnel could have a material adverse effect on us.

Our future success depends in part on the performance of our executive officers and key employees. We do not have in place employment agreements with any of our executive officers. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, operating results and financial condition.

Our inability to attract, hire or retain the necessary technical and managerial and finance personnel could have a material adverse effect on our business, operating results and financial condition.

We are heavily dependent upon our ability to attract, retain and motivate skilled technical and managerial personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel who assist in the development and implementation of our total business solutions. The market for such individuals is intensely competitive. Due to the critical role of our product development and consulting staffs, the inability to recruit successfully or the loss of a significant part of its product development or consulting staffs would have a material adverse effect on us. The software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect upon our business, operating results and financial condition.

Our success and ability to compete is dependent upon our ability to protect our proprietary technology.

Our success and ability to compete is dependent in part upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect this proprietary technology. We enter into confidentiality and non-compete agreements with our employees and license agreements with our clients and potential clients, which limits access to and distribution of our software, documentation and other proprietary information. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Certain technology used in conjunction with our products is licensed from third parties, generally on a non-exclusive basis. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to ship certain of our products while we seek to implement technology offered by alternative sources, and any required replacement licenses could prove costly. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of our products or relating to current or future technologies, there can be no assurance that we will be able to do so on commercially reasonable terms or at all.

Our executive officers own a significant amount of our common stock and will be able to exercise significant influence on matters requiring shareholder approval.

Our executive officers collectively owned approximately 17.1% of our outstanding common stock as of April 22, 2005. Consequently, together they continue to be able to exert significant influence over the election of our directors, the outcome of most corporate actions requiring shareholder approval and our business.

The market price for our common stock is extremely volatile and we do not expect to pay dividends on our common stock in the foreseeable future.

The market price for our common stock has experienced substantial price volatility since our initial public offering in February 1997 and such volatility may continue in the future. Our quarterly operating results or of other companies participating in the computer-based products and services industry, changes in conditions in the economy, the financial markets of the computer products and services industries, natural disasters or other developments affecting us or our competitors could cause the market price of the common stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. For the foreseeable future, it is expected that earnings, if any, generated from our operations will be used to finance the growth of our business, and that no dividends will be paid to holders of the common stock.

Our Articles of Incorporation contain anti-takeover provisions which could have the effect of making it more difficult for a third party to acquire control of us.

Our Amended and Restated Articles of Incorporation authorize the Board of Directors to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by our shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While we have no present intention to issue additional shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, certain provisions of our Articles of Incorporation and Bylaws may discourage proposals or bids to acquire us. This could limit the price that certain investors might be willing to pay in the future for shares of common stock. Our Articles of Incorporation divide the Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. One class will be elected each year. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire control of us. We are also subject to certain provisions of the Georgia Business Corporation Code which relate to business combinations with interested shareholders.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements include the information concerning the possible or assumed future results of operations of us or our subsidiaries. Also, when we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Prospective investors should note that many factors, some of which are discussed elsewhere in this document and in the exhibits, could affect our future financial results and could cause the results to differ materially from those expressed in our forward-looking statements contained in this prospectus. These factors include the following:

•	operating, legal and regulatory risks;

•	economic, political and competitive forces affecting our business; and

•	the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

The accompanying information contained in this prospectus, as well as in our SEC filings, identifies important additional factors that could adversely affect actual results and performance. Prospective investors are urged to carefully consider such factors.

All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

RADIANT SYSTEMS, INC.

We provide innovative store technology for the foodservice, petroleum, convenience store and cinema industries. We deliver site management systems, including point-of-sale (POS), self-service kiosk, and back-office systems. Our site management solution includes software products, site hardware, professional services and support services. Each product can be purchased independently or as a suite of integrated products depending on the customer’s individual preferences.

We offer best-of-breed solutions designed for ease of integration with operators’ existing infrastructures. Our site management technology enables retail and food service operators to improve customer service and profitability. We believe our approach to site management is unique in that our product solutions provide visibility and control at the site, field, and headquarters levels. Additionally, we focus on addressing the unique requirements of the highly specialized environments in which our customers operate. These environments require a high degree of reliability, specialized functionality, and peripheral compatibility. Using our point-of-sale, customer self-service and back-office technology, businesses are able to improve their speed of service, reduce fraud and shrink, optimize labor resources, and effectively manage inventory. Our full line of open, standards-based site management hardware allows operators to leverage advanced technology built specifically for the environment that they operate in.

We believe our current generation of point-of-sale and customer self-service products, which utilize Microsoft Windows 2000, Windows XP, Windows XP Embedded, and Windows CE operating systems, represents an innovative platform based on an open, modular software and hardware architecture that offers increased functionality and stability compared to other systems in the marketplace, at a lower total cost of ownership.

The Radiant Solution

Our site management solution is tailored to the unique requirements of the markets of the retail and food service industries that we serve, such as petroleum and convenience stores, quick service restaurants, table service restaurants, and cinemas. We believe that our site management solutions provide unique value and are easy to implement. Assuming the site is using an existing technology system, it typically requires less than one week to install our system and a few hours to train individual users. Depending on the customer’s particular needs, we can provide an entire suite of integrated products or the customer can purchase these products individually.

Point-of-Sale

We build and deliver open point-of-sale technology for petroleum and convenience store, food service, and cinema businesses. With ten years experience in providing touch-screen systems for the retail and food service industries, our point-of-sale systems increase speed and quality of service, minimize user training, and provide mission-critical reliability. The point-of-sale systems can be integrated with our back-office system or other third party back-office applications. Our point-of-sale software runs on IBM, NCR, PAR, WincorNixdorf, and our hardware. At the same time, our point-of-sale hardware supports our Point-of-Sale software and third-party point-of-sale software products that adhere to open standards. Our point-of-sale terminals offer an open architecture, retail-hardened design, comprehensive support and return-to-service programs, and run on Windows CE, Windows XP, Windows XP Embedded, and Windows 2000.

Customer Self-Service (CSS)

Within many markets of the retail and food service industry, customer self-service has emerged as a preferred ordering and transaction method. We have an easy to use, consumer-activated system that allows a consumer to purchase tickets, place a food order, pay with a credit card, make inquiries, and view promotions through the use of a touch screen application. The software development environment and authoring tools allow various media such as video clips, logos, pictures, and recordings to be quickly integrated into a consumer-friendly application.

We believe customer self-service kiosks allow food service and cinema operators to accelerate speed of service, increase revenues through suggestive up-selling, increase order accuracy, capture consumer information at the point-of-sale, increase labor productivity, and respond quickly to changing consumer preferences. Our Customer Self-Service products help operators create a uniform and repeatable approach to customer service while improving revenue.

Professional Services

The integration, design, implementation, application and installation of technology solutions are critical to our ability to effectively market our solutions. The following is a summary of some of the professional services we provide:

•	Consulting. Business consultants, systems analysts and technical personnel assist customers in all phases of systems development, including systems planning and design, customer specific configuration of application modules and on-site implementation or conversion from existing systems. Directors in our consulting organization typically have significant consulting or retail technology experience. Our consulting personnel undergo extensive training in retail operations and our products. Consulting services typically are billed on a per diem basis.

•	Customization. We provide custom application development work for customers billed on a project or per diem basis. All customization remains our property.

•	Training. We have a formal training program available to our customers, which is provided on a per diem rate at our offices or at the customer’s site.

Our principal executive offices are located at 3925 Brookside Parkway, Alpharetta, Georgia 30022 and our telephone number at that address is (770) 576-6000.

SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 1, 2005 by the shareholders who are offering common stock under this prospectus. All of the shareholders listed in the table acquired the shares offered under this prospectus in connection with our acquisition of substantially all of the assets of Aloha Technologies in January 2004. Beneficial ownership includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below.

Name of Selling Shareholder	Shares Beneficially Owned Before the Offering		Percent of Class	Shares Offered	Shares Beneficially Owned After the Offering(1)
Manuel I. Negreiro	1,078,025	(2)	3.7%	1,071,178	6,847	(2)
Brian C. Cook	1,078,025	(2)	3.7%	1,071,178	6,847	(2)
Jimmy D. Heffel	74,713	(3)	*	66,259	8,454	(3)
John O. Hard	71,185	(3)	*	61,925	9,260	(3)
Martin Siebert	69,142	(3)	*	61,925	7,217	(3)
Jeff Hughes	27,169	(4)	*	21,381	5,788	(4)

*	Less than 1%.

(1)	Assuming all offered shares are sold. Because the selling shareholders may sell all, some or none of their shares included in this prospectus, we cannot estimate the number and percentage of shares that the selling shareholders will hold after any particular sale.

(2)	Includes 6,847 shares subject to presently exercisable stock options.

(3)	Includes 5,000 shares subject to presently exercisable stock options.

(4)	Includes 2,500 shares subject to presently exercisable stock options.

USE OF PROCEEDS

The shares of our common stock offered under this prospectus will be sold by the selling shareholders named in this prospectus. We will not receive any of the cash proceeds from the sale of shares of common stock by the selling shareholders.

PLAN OF DISTRIBUTION

We are registering the shares offered for sale under this prospectus on behalf of the selling shareholders. Selling shareholders include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus.

We will pay all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

The selling shareholders may offer and sell shares of our common stock being offered by this prospectus from time to time in a number of ways, including:

•	through agents to the public or to one or more purchasers;

•	through dealers to the public or to one or more purchasers;

•	to or through underwriters for resale to the public or to one or more purchasers;

•	directly to one or more purchasers; or

•	through a combination of such methods.

The selling shareholders may offer and sell shares of our common stock being offered by this prospectus from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

The transactions in which selling shareholders may offer and sell shares of our common stock being offered by this prospectus directly to purchasers or through underwriters, dealers or agents at fixed, market or negotiated prices include:

•	sales directly into the trading market for the common stock;

•	block transactions;

•	underwritten offerings; or

•	privately negotiated sales.

Agents

The selling shareholders may designate agents from time to time to solicit purchases of our common stock. The selling shareholders may also sell shares of our common stock to an agent as a principal.

Dealers

If the selling shareholders utilize a dealer in the sale of shares of our common stock being offered by this prospectus, the selling shareholders will sell the shares to the dealer, as principal. The dealer may then resell the shares of our common stock to the public at varying prices to be determined by the dealer at the time of resale.

Underwriters

If shares of common stock are sold in underwritten offerings, the underwriters may acquire the shares for their own account. The underwriter may resell the shares of our common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, at market prices determined at the time of sale, at prices related to such market price or at negotiated prices. The selling shareholders will execute an underwriting agreement with the underwriter at the time of sale, and the obligations of the underwriter to purchase the shares of our common stock will be subject to the conditions set forth in such applicable underwriting agreement. The selling shareholder, or the purchasers of the shares of our common stock for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts and commissions. The underwriter may sell the shares of our common stock to or through dealers, in a syndicate or otherwise, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

Direct Sales

The selling shareholders may also sell the shares of our common stock directly to one or more purchasers without using underwriters, dealers or agents.

To facilitate the offering of the shares of our common stock, persons participating in the offering may engage in transactions that stabilize or maintain the price of the shares. This may include over-allotments of the shares of our common stock, which involve the sale by persons participating in the offering of more shares than the selling shareholders sold to them. In these circumstances, these persons would cover such over-allotments by making purchases in the open market or by exercising any over-allotment option. In addition, these persons may stabilize or maintain the price of the shares of our common stock by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of our common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

In addition, persons participating in the offering may engage in short sales. Shorts sales involve the sale by these persons of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than such person’s option to purchase additional shares from the selling shareholder in the offering. These persons may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, these persons will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. These persons must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if these persons are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Any underwriter who is a qualified market maker on the Nasdaq National Market may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the shares. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the shares of our common stock; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker must either promptly lower its bid or otherwise comply with Rule 103(b)(3) of Regulation M.

We will set forth in a prospectus supplement the terms of the offering of the shares of our common stock, including:

•	the name or names of any agents, dealers or underwriters;

•	the purchase price of the shares of our common stock being offered and

•	the proceeds the selling shareholder and we will receive from the sale;

•	any over-allotment options under which the underwriters may purchase additional shares of our common stock from the selling shareholders;

•	any agency fees or underwriting discounts or other items constituting agents’ or underwriters’ compensation;

•	any public offering price; and

•	any discounts or commissions allowed or reallowed or paid to dealers.

Dealers and agents participating in the distribution of the shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act. Any discounts and commissions received by underwriters, dealers and agents, and any profit realized by them on resale of the shares, may be deemed to be underwriting discounts and commissions. The selling shareholders may agree to indemnify any underwriter, dealer or broker-dealer or agent that participates in transactions involving sales of the shares of our common stock against certain liabilities, including liabilities under the Securities Act.

The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of business.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus are being passed upon for us by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

EXPERTS

The financial statements and the related financial statement schedule as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

RADIANT SYSTEMS, INC.

2,353,846 SHARES

COMMON STOCK

PROSPECTUS

May 19, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Set forth below are estimates of the fees and expenses payable by Radiant Systems, Inc. (the “Company”) in connection with the offer and sale of the common stock being registered:

SEC Registration Fee	$2,452
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Printing, Materials, and Postage	5,000
Miscellaneous Expenses	548

Total	$23,000

Item 15.	Indemnification of Directors and Officers

As provided under Georgia law, the Company’s Articles of Incorporation provide that a Director shall not be personally liable to the Company or its shareholders for monetary damages, for breach of the duty of care or any other fiduciary duty owed to the Company as a Director, except that such provisions shall not eliminate or limit the liability of a Director (a) for any appropriation, in violation of his or her duties, of any business opportunity of the Company; (b) for acts or omissions which involve intentional misconduct or a knowing violation of law; (c) for unlawful corporation distributions; or (d) for any transaction from which the Director received an improper personal benefit. If applicable law is amended to authorize corporate action further eliminating or limiting the liability of Directors, the liability of each Director of the Company shall be eliminated or limited to the fullest extent permitted by applicable law. These provisions apply to claims against officers, employees, and agents of the Company as well. Article VI of the Company’s Bylaws provides that the Company shall indemnify a Director who has been successful in the defense of any proceeding to which he or she was a party or in defense of any claim, issue or matter therein because he or she is or was a Director of the Company, against reasonable expenses incurred by him or her in connection with such defense.

The Company’s Bylaws also provide that the Company may indemnify any Director, officer, employee or agent made a party to a proceeding because he or she is or was a Director, officer, employee or agent against liability incurred in the proceeding if he or she conducted himself or herself in good faith and reasonably believed, in the case of conduct in his or her official capacity, that such conduct was in the best interests of the Company; in all other cases, that such conduct was at least not opposed to the best interests of the Company; and in the case of any criminal proceeding, that he or she had no reasonable cause to believe such conduct was unlawful. An officer who is not a Director, or an officer who is also a Director and is made a party to a proceeding on the sole basis of an act or omission in his or her capacity as an officer, may be indemnified as provided by the Articles, Bylaws, a resolution of the Board or contract; except for liability arising out of conduct that constitutes (i) an appropriation, in violation of his or her duties, of any business opportunity of the Company, (ii) acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions, or (iv) any transaction from which the officer received an improper personal benefit. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a majority of all of the disinterested members of the Board; (b) a majority of a committee of disinterested Directors; (c) independent legal counsel; or (d) the shareholders. No indemnification may be made to or on behalf of a Director, officer, employee or agent (1) in connection with a proceeding by or in the right of the Company in which such person was adjudged liable to the Company, except for reasonable expenses incurred in connection with the proceeding if it is determined that the Director has met the relevant standard of conduct, or (2) in connection with any other proceeding with respect to conduct for which such person was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity.

The Company may, if authorized by its shareholders by a majority of votes which would be entitled to be cast in a vote to amend the Company’s Articles of Incorporation, indemnify or obligate itself to indemnify a Director, officer, employee or agent made a party to a proceeding, including a proceeding brought by or in the right of the Company.

Item 16.	Exhibits.

The following exhibits are filed with this Registration Statement.

Exhibit No.	Description of Exhibit
4.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended, Registration No. 333-17723).

4.2	Amended and Restated Bylaws (incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended, Registration No. 333-17723).

*5.1	Legal Opinion of Smith, Gambrell & Russell, LLP

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Smith, Gambrell & Russell, LLP (contained in their opinion at Exhibit 5.1)

*24.1	Powers of Attorney (contained in the signature page to this Registration Statement)

*	Previously filed.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on the 13th day of May, 2005.

RADIANT SYSTEMS, INC.

By:	/s/ JOHN H. HEYMAN
John H. Heyman, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Alon Goren	Chairman of the Board and Chief Technology Officer	May 13, 2005

/s/ JOHN H. HEYMAN John H. Heyman	Chief Executive Officer and Director (principal executive officer)	May 13, 2005

/s/ MARK E. HAIDET Mark E. Haidet	Chief Financial Officer (principal financial officer)	May 13, 2005

/s/ ROBERT R. ELLIS Robert R. Ellis	Corporate Controller (principal accounting officer)	May 13, 2005

* James S. Balloun	Director	May 13, 2005

Michael Z. Kay	Director

/s/ J. ALEXANDER DOUGLAS, JR. J. Alexander Douglas, Jr.	Director	May 16, 2005

William A. Clement, Jr.	Director

*By:	/S/ MARK E. HAIDET
Mark E. Haidet, pursuant to a power of attorney

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended, Registration No. 333-17723).

4.2	Amended and Restated Bylaws (incorporated herein by reference to the Company’s Registration Statement on Form S-1, as amended, Registration No. 333-17723).

*5.1	Legal Opinion of Smith, Gambrell & Russell, LLP

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Smith, Gambrell & Russell, LLP (contained in their opinion at Exhibit 5.1)

*24.1	Powers of Attorney (contained in the signature page to this Registration Statement)

*	Previously filed.